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Filed pursuant to General
Instruction II.K. of Form F-9;
File No. 333-138873

PROSPECTUS SUPPLEMENT
To Prospectus dated November 27, 2006

CANADIAN NATURAL RESOURCES LIMITED

US$1,100,000,000 5.70% Notes due 2017
US$1,100,000,000 6.25% Notes due 2038

       The 2017 Notes and the 2038 Notes, collectively referred to in this prospectus supplement as "the notes", will bear interest at the rate of 5.70% per year and 6.25% per year, respectively. Interest on the 2017 Notes is payable on May 15 and November 15 of each year, beginning on November 15, 2007. Interest on the 2038 Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2007. The 2017 Notes and the 2038 Notes will mature on May 15, 2017 and March 15, 2038, respectively. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes—Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

       We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

       Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under the caption "Certain Income Tax Information".

       Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are Canadian residents, and most of our assets and all or most of the assets of such persons are located outside the United States.

       Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Commission	Proceeds to Canadian Natural
Per 2017 Note	99.725%	0.650%	99.075%
Total	US$1,096,975,000	US$7,150,000	US$1,089,825,000
Per 2038 Note	99.323%	0.875%	98.448%
Total	US$1,092,553,000	US$9,625,000	US$1,082,928,000

       Interest on the notes will accrue from March 19, 2007 to the date of delivery.

       There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement or the accompanying prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

       Investing in the notes involves risks. See "Risk Factors" beginning on page 22 of the accompanying prospectus.

       We expect that delivery of the notes will be made to investors on or about March 19, 2007.

Joint Book-Running Managers

Citigroup
(Global Coordinator)
Banc of America Securities LLC
Deutsche Bank Securities
JPMorgan

RBC Capital Markets
(Lead Manager)

BMO Capital Markets	CIBC World Markets	Scotia Capital
BNP PARIBAS	Lazard Capital Markets
Daiwa Securities America Inc.	Mizuho International plc	SOCIETE GENERALE

The date of this prospectus supplement is March 12, 2007.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes being offered. The second part, the amended and restated base shelf prospectus, dated November 27, 2006, gives more general information, some of which may not apply to the notes being offered. The accompanying amended and restated base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, as well as information in any document incorporated by reference that we previously filed with the Alberta Securities Commission, is accurate only as of its date.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our consolidated financial statements for the year ended December 31, 2005, incorporated by reference into this prospectus supplement and the accompanying prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the accompanying prospectus and any document incorporated by reference to "Canadian Natural", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities.

        This prospectus supplement contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

        This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in this prospectus supplement and the prospectus.

        Any statement contained in this prospectus supplement, the accompanying prospectus or any document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement and the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars," "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year Ended December 31
	2006	2005	2004
High	0.9099	0.8690	0.8493
Low	0.8528	0.7872	0.7159
Average(1)	0.8846	0.8254	0.7718
Period End	0.8581	0.8579	0.8310

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

        On March 12, 2007, the inverse of the noon buying rate was US$0.8555 equals Cdn$1.00.

FORWARD LOOKING STATEMENTS

        This prospectus supplement contains or incorporates by reference forward looking statements within the meaning of the United States Private Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

  •
  oil and natural gas reserve quantities and the discounted present value of future net cash flows from these reserves;

  •
  the amount and nature of our capital expenditures;

  •
  plans for drilling wells;

  •
  prices for oil and natural gas produced;

  •
  timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;

  •
  operating and other costs;

  •
  business strategies and plans of management; and

  •
  anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions.

        Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

  •
  the impact of general economic and business conditions in Canada, the United States and internationally which will, among other things, impact demand for and market prices of our products;

  •
  industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;

  •
  the need to obtain required approvals from regulatory authorities;

  •
  the marketability of oil and natural gas, including the proximity to and capacity of oil and natural gas pipelines and processing equipment;

  •
  the success of exploration and development activities;

  •
  the timing and success of integrating the business and operations of acquired companies;

  •
  uncertainty of estimates of oil and natural gas reserves;

  •
  impact of competition, availability and cost of seismic, drilling and other equipment;

  •
  operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;

  •
  fluctuations in foreign exchange or interest rates and stock market volatility;

  •
  political instability and other risks of international operations;

  •
  uncertainties inherent in attracting capital;

  •
  risks of war, hostilities, civil insurrection and terrorist threats;

  •
  our ability to replace or expand reserves;

  •
  our ability to either generate sufficient cash flow to meet current future obligations or to obtain external debt or equity financing;

  •
  our ability to enter into or renew leases;

  •
  the timing and costs of pipeline and gas storage facility construction and expansion;

  •
  our ability to make capital investments and the amounts thereof;

  •
  imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us;

  •
  uncertainty in amounts and timing of royalty payments; and

  •
  imprecision in estimating product sales.

        Certain factors are described in more detail under "Special Note Regarding Forward Looking Statements" in our Annual Information Form dated March 29, 2006 for the year ended December 31, 2005, which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in the accompanying prospectus. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        The prospectus into which this prospectus supplement is deemed to be incorporated by reference also incorporates by reference certain other of our named disclosure documents.

        The following document which has been filed with the securities commission or similar authority in each of the provinces of Canada is also specifically incorporated by reference in and forms an integral part of the prospectus and this prospectus supplement:

  •
  our press release dated March 7, 2007 "Canadian Natural Resources Limited Announces Record Quarterly and Annual Production Volumes and Strong Financial Results" for only the disclosure at page 4 entitled "Operations Review — Activity by core region — Net undeveloped land as at December 31, 2006" and the portions commencing with "Year End Reserves" through "Financial Statements and Supplementary Information", from page 12 through page 67.

CANADIAN NATURAL RESOURCES LIMITED

        We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil and natural gas. Our core areas of operations are in the Western Canadian Sedimentary Basin, the United Kingdom sector of the North Sea and Offshore West Africa. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8, Canada.

RECENT DEVELOPMENTS

        On March 7, 2007 we issued a news release presenting and discussing our fourth quarter 2006 and 2006 annual results, certain portions of which are expressly incorporated by reference in and form an integral part of the prospectus and this prospectus supplement. See "Where You Can Find More Information" in this prospectus supplement.

        On September 14, 2006, we announced entering into an agreement to acquire Anadarko Canada Corporation, a subsidiary of Anadarko Petroleum Corporation for aggregate consideration of US$4.075 billion. Pursuant to a Purchase and Sale Agreement, we acquired all of the outstanding shares of Anadarko Canada Corporation effective November 2, 2006. On November 3, 2006 Anadarko Canada Corporation and our wholly-owned subsidiary, 1266701 Alberta Ltd. amalgamated to form ACC-CNR Resources Corporation. Subsequently, on January 1, 2007, ACC-CNR Resources Corporation. and Canadian Natural amalgamated and the amalgamated company continued under the name Canadian Natural Resources Limited.

        A significant portion of the assets acquired are currently held in our general partnership, CNR 2006 Partnership. Canadian Natural Resources Limited is the managing partner and a 100% owned subsidiary, CNR 2006 ULC, is a partner.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

        The following information should be read in conjunction with our audited comparative consolidated financial statements as at and for the year ended December 31, 2005, our management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005, our unaudited comparative consolidated financial statements as at and for the three and twelve month periods ended December 31, 2006 and our management's discussion and analysis for the three and twelve month periods ended December 31, 2006, incorporated by reference in this prospectus supplement.

Selected Consolidated Financial Information

        The following table sets out certain of our consolidated financial and operating information as at and for the years ended December 31, 2005 and 2004 and as at and for the twelve months ended December 31, 2006. The selected consolidated financial information for the years ended December 31, 2005 and 2004 has been derived from our annual consolidated financial statements, which statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. The selected consolidated financial information for the twelve months ended December 31, 2006 has been selected from our unaudited consolidated financial statements for the three and twelve months ended December 31, 2006.

        Our consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our consolidated financial statements for the year ended December 31, 2005, incorporated by reference into this prospectus supplement and the accompanying prospectus.

		Year Ended December 31
	Twelve Months Ended December 31, 2006 (unaudited)
		2005	2004
	(millions of Canadian dollars)
Income Statement Items
Revenue	11,643	11,130	8,269
Net earnings (loss)	2,524	1,050	1,405
Balance Sheet Items (at period end)
Total assets	33,160	21,852	18,372
Working capital deficit	832	1,774	652
Long-term debt	11,043	3,321	3,538
Shareholders' equity	10,690	8,237	7,324

Certain figures related to the presentation of gross revenues and gross transportation and blending provided for prior years have been reclassified to conform to the presentation adopted in 2006.

Selected Operational Information

        The following table sets out certain operating information regarding our production for the years ended December 31, 2005 and 2004 and for the twelve months ended December 31, 2006.

		Year Ended December 31
	Twelve Months Ended December 31, 2006
		2005	2004
Production (before royalties)
Oil and Liquids (Mbbl/d)
North America	235	222	206
North Sea	60	68	65
Offshore West Africa	37	23	12

Total	332	313	283

Natural Gas (MMcf/d)
North America	1,468	1,416	1,330
North Sea	15	19	50
Offshore West Africa	9	4	8

Total	1,492	1,439	1,388

        The following table sets out certain information regarding our proved reserves as at December 31, 2006 and 2005.

	December 31
	2006	2005
Proved Reserves (after royalties)
Oil and Liquids (MMbbl)(1)
North America	887	694
North Sea	299	290
Offshore West Africa	130	134

Total	1,316	1,118

Natural Gas (Bcf)(1)
North America	3,705	2,741
North Sea	37	29
Offshore West Africa	56	72

Total	3,798	2,842

(1)
Proved reserves are based on constant pricing.

Oil Sands Proved Mineable Reserves (after royalties)
Bitumen (MMbbl)	1,853	1,848
Synthetic Crude Oil (MMbbl)(1)(2)	1,596	1,626

(1)
Proved reserves are based on constant pricing.

(2)
Synthetic Crude Oil ("SCO") reserves are based upon upgrading of the bitumen reserves. The reserves shown for bitumen and SCO are not additive.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately US$2,171 million, after deducting the underwriting commission and estimated expenses of the offering of approximately US$1.3 million. The net proceeds received by us from the sale of the notes will be used to repay bank indebtedness. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our consolidated capitalization as at December 31, 2006 on an actual basis and on an adjusted basis to give effect to the issuance and sale of the notes and the application of the net proceeds to be received from the offering as described above in "Use of Proceeds."

        You should read this table together with our unaudited consolidated financial statements for the three and twelve months ended December 31, 2006, which are incorporated by reference herein and which have been prepared in accordance with Canadian generally accepted accounting principles. All US$ amounts have been converted to Canadian dollars using the exchange rate of US$0.8581 equals $1.00 at December 31, 2006.

	December 31, 2006
	Actual	As Adjusted
	(millions of Canadian dollars)
Cash and cash equivalents	23	22

Long-term debt (including current portion):
Credit facilities	6,621	4,089
Medium term notes:
7.40% unsecured debentures due March 1, 2007	125	125
4.50% unsecured debentures due January 23, 2013	400	400
4.95% unsecured debentures due June 1, 2015	400	400
Senior unsecured notes:
Adjustable rate notes due May 27, 2009	108	108
7.80% notes due July 2, 2008	9	9
6.70% notes due July 15, 2011	466	466
5.45% notes due October 1, 2012	408	408
4.90% notes due December 1, 2014	408	408
6.00% notes due August 15, 2016	291	291
7.20% notes due January 15, 2032	466	466
6.45% notes due June 30, 2033	408	408
5.85% notes due February 1, 2035	408	408
6.50% notes due February 15, 2037	525	525
Notes offered hereby	—	2,564

Total long-term debt(2)	11,043	11,075

Shareholders' equity:
Share Capital:
Common shares, no par value: unlimited shares authorized:
538 million shares issued and outstanding(1)	2,562	2,562
Retained earnings	8,128	8,128

Total shareholders' equity	10,690	10,690

Total capitalization	21,733	21,765

(1)
Share amount outstanding is at December 31, 2006 and does not include 34.4 million shares issuable upon the exercise of outstanding options as of December 31, 2006. We also have 200,000 Class 1 Preferred Shares, $10 stated value per share, authorized, nil shares issued and outstanding.

(2)
Total long-term debt at February 28, 2007 was $11,395 million with the US$ amounts being converted to Canadian dollars using the exchange of US$0.8547 equals $1.00 at February 28, 2007.

CREDIT RATINGS

        Our senior unsecured long-term debt securities are rated "Baa2" by Moody's Investors Service, Inc. ("Moody's") with a stable outlook, "BBB" by Standard & Poor's Corporation ("S&P") and "BBB (high)" with a negative trend by DBRS. S&P assigns a rating outlook to the company and not to individual debt instruments. S&P has assigned a stable outlook to the company. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa1 are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the notes. The ratings from AA to B may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

        The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

PRO FORMA INTEREST COVERAGE

        The following pro forma coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements.

        The following pro forma coverage ratios are calculated on a consolidated basis for the 12 month period ended December 31, 2005 based on audited financial information and for the twelve month period ended December 31, 2006 based on unaudited financial information. The following pro forma ratios have been calculated to give effect to the issue of the notes pursuant to this prospectus supplement, and the application of the estimated net proceeds to repay debt as discussed under "Use of Proceeds" as if repayments had occurred at the beginning of the respective periods. The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred if each of the foregoing events had actually occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods.

	December 31, 2006	December 31, 2005
Interest coverage on long-term debt(1)	9.5	6.3

(1)
Interest coverage on long-term debt is equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

DESCRIPTION OF THE NOTES

        The following description of the particular terms of the notes supplements, and to the extent inconsistent with replaces, the description of the debt securities set forth under "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with that description.

General

        The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness.

        The 2017 Notes will initially be issued in an aggregate principal amount of US$1,100,000,000 and will mature on May 15, 2017. The 2017 Notes will bear interest at the rate of 5.70% per year from March 19, 2007, or from the most recent date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2007, to the persons in whose names the 2017 Notes are registered at the close of business on the preceding May 1 or November 1, respectively.

        The 2038 Notes will initially be issued in an aggregate principal amount of US$1,100,000,000 and will mature on March 15, 2038. The 2038 Notes will bear interest at the rate of 6.25% per year from March 19, 2007, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2007, to the persons in whose names the 2038 Notes are registered at the close of business on the preceding March 1 or September 1, respectively.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2017 Notes or 2038 Notes under the Indenture. Such additional 2017 Notes and 2038 Notes will have the same terms as the 2017 Notes or 2038 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional 2017 Notes and 2038 Notes or except for the first payments of interest following the issue date of the additional 2017 Notes and 2038 Notes) so that the additional 2017 Notes or 2038 Notes may be consolidated and form a single series with the 2017 Notes or 2038 Notes, as the case may be. In the event that additional 2017 Notes or 2038 Notes are issued, we will prepare a new prospectus supplement.

        For a discussion of the ranking of the notes and the indebtedness and other liabilities of our subsidiaries, see "Description of Debt Securities—Ranking and Other Indebtedness" in the accompanying prospectus.

        Payment on the principal, premium, if any, and interest will be made in United States dollars. The notes will not be entitled to the benefits of any sinking fund.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the accompanying prospectus) will apply to the notes.

Optional Redemption

        The notes will be redeemable in whole or in part at any time, at our option, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 20 basis points, in the case of the 2017 Notes, and plus 25 basis points, in the case of the 2038 Notes, in each case together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        Holders of notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

        Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means (A) Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., or their respective successors; provided, however, that if any shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (B) any other Primary Treasury Dealer selected by the Trustee after consultation with us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Book-Entry System

        The Depository Trust Company (the "Depository") will act as securities depository for the notes. The notes will be represented by one or more registered global notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depository's partnership nominee) or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected, only through, records maintained by the Depository and its Direct and Indirect Participants (defined below). Except as described under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus, owners of beneficial interests in the Registered Global Securities representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

        The following is based on information furnished by the Depositary:

        The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include: securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and Direct and Indirect Participants are on file with the SEC. All interests in the Registered Global Securities, including those held through the Euroclear System ("Euroclear") or Clearstream Banking, S.A. ("Clearstream"), may be subject to the procedures and requirements of the DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        Purchases of notes under the Depository's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the notes, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus.

        To facilitate subsequent transfers, the Registered Global Securities, representing the notes that are deposited by Direct Participants with the Depository, are registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Securities with the Depository and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depository nor Cede & Co. (nor any other Depository nominee) will consent or vote with respect to the Registered Global Securities representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, and interest payments on the Registered Global Securities representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records, upon the Depository's receipt of funds and corresponding detail information from us or the Trustee on the payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depository, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depository) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

        The information in this section concerning the Depository and the Depository's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depository and any changes to these procedures that may be instituted unilaterally by the Depository.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

        Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

CERTAIN INCOME TAX INFORMATION

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Parlee McLaws LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to a purchaser of the notes who, for purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times deals with Canadian Natural at arm's length, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

        The payment by Canadian Natural of interest, premium, if any, or principal on the notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

        No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain U.S. Federal Income Tax Considerations

        ANY DISCUSSION OF TAX ISSUES SET FORTH IN THIS PROSPECTUS SUPPLEMENT WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THE PROSPECTUS SUPPLEMENT. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by U.S. persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, traders in securities who elect to mark-to-market their securities, U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and Treasury regulations, administrative rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF NOTES OF CANADIAN NATURAL AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER IS MADE. U.S. HOLDERS AND PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME OR OTHER TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

        As used in this section, the term "U.S. person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable Treasury regulations. If a partnership or other flow-through entity holds a note, the U.S. federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A partner of the partnership or an owner of another flow-through entity holding a note should consult its own tax advisors.

Payments of Interest

        Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives.

        A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income" for taxable years beginning before January 1, 2007. If the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest" for such years. For taxable years beginning after December 31, 2006, interest income on a note generally will be "passive category income" or, in certain cases, "general category income" for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) generally are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a

U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number ("TIN") or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS.

UNDERWRITING

        Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers and representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of 2017 Notes	Principal Amount of 2038 Notes
Citigroup Global Markets Inc.	US$220,000,000	US$220,000,000
Banc of America Securities LLC	143,000,000	143,000,000
Deutsche Bank Securities Inc.	143,000,000	143,000,000
J.P. Morgan Securities Inc.	143,000,000	143,000,000
RBC Capital Markets Corporation	88,000,000	88,000,000
BMO Capital Markets Corp.	77,000,000	77,000,000
CIBC World Markets Corp.	77,000,000	77,000,000
Scotia Capital (USA) Inc.	77,000,000	77,000,000
BNP Paribas Securities Corp.	49,500,000	49,500,000
Lazard Capital Markets LLC	49,500,000	49,500,000
Daiwa Securities America Inc.	11,000,000	11,000,000
Mizuho International plc	11,000,000	11,000,000
SG Americas Securities, LLC	11,000,000	11,000,000

Total	US$1,100,000,000	US$1,100,000,000

        Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. ("MUS (USA)") pursuant to which MUS (USA) provides certain advisory and/or other services to Lazard Capital Markets LLC, including in respect of this offering. In return for this provision of such services by MUS (USA) to Lazard Capital Markets LLC, Lazard Capital Markets LLC will pay to MUS (USA) a mutually agreed-upon fee.

        Daiwa Securities America Inc. has entered into an agreement with SMBC Securities, Inc. ("SMBC") pursuant to which SMBC provides certain advisory and/or other services to Daiwa Securities America Inc., including in respect of this offering. In return for this provision of such services by SMBC to Daiwa Securities America Inc., Daiwa Securities America Inc. will pay to SMBC a mutually agreed-upon fee.

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% and 0.50% of the principal amount of the 2017 Notes and 2038 Notes, respectively. The underwriters may allow, and dealers may reallow a concession not to exceed 0.25% and 0.25% of the principal amount of the 2017 Notes and 2038 Notes, respectively, on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price, concessions, and other selling terms.

        The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Canadian Natural
Per 2017 Note	0.650%
Per 2038 Note	0.875%

        In connection with this offering, Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We have agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of any debt securities, or enter into any related transaction, until the closing of this offering; provided that we may offer and sell Canadian dollar denominated debt securities outside of the United States pursuant to an "MTN program" under National Instrument 44-102 of the Canadian Securities Administrators.

        We estimate that our total expenses for this offering will be US$1.3 million (not including the underwriting commission).

        The underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Each of Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., RBC Capital Markets Corporation, BMO Capital Markets Corp., CIBC World Markets Corp., Scotia Capital (USA) Inc., BNP Paribas Securities Corp., Lazard Capital Markets LLC, Daiwa Securities America Inc., Mizuho International plc and SG Americas Securities, LLC is an affiliate of a bank that is currently a lender to us (such affiliates, the "Lenders"), and Canadian Natural may be considered to be a connected issuer to each of the Lenders. We were indebted to the Lenders for approximately $5.594 billion as of December 31, 2006 under various credit facilities, representing approximately 51% of our total indebtedness as of that date. At the date hereof these credit facilities are unsecured. We are in compliance with the terms of such credit facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution. Our financial position has not changed adversely since the indebtedness under the credit facilities was incurred. None of the banks affiliated with the underwriters referred to above were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

        The issuer expects that delivery of the notes will be made against payment therefor on or about March 19, 2007, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as "T+5"). Under Rule 15c6-1 under the Securities Exchange Act of 1934 trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisors.

        As a consequence of the sale of the notes, each of the underwriters will receive a commission on the principal amount of notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters will receive more than 10% of the net proceeds from the sale of the notes as repayment of indebtedness. Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's or BBB or better by S&P. See "Use of Proceeds" and "Credit Ratings" in this prospectus supplement.

        A prospectus in electronic format will be made available on one or more websites maintained by the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each initial purchaser has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        We have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

UK Stabilisation

        In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may overallot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

LEGAL MATTERS

        The validity of the notes will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and certain United States legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario and New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

        Based on information provided to us, the partners and associates of Parlee McLaws LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

EXPERTS

        Our consolidated balance sheets as of December 31, 2005 and 2004 and our consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, incorporated in this prospectus supplement and the accompanying prospectus, have been so incorporated in reliance on the report dated February 21, 2006 of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Sproule Associates Limited, RyderScott Company and GLJ Petroleum Consultants Ltd., independent reserves evaluators, have evaluated our reserves in reports dated March 1, 2007, March 1, 2007 and February 5, 2007 respectively, as more particularly described in our press release of March 7, 2007, incorporated by reference herein. The statements as to our reserves, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd., to the extent described herein or in the documents incorporated by reference herein.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, RyderScott Company or GLJ Petroleum Consultants Ltd. or any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

AUDITORS' CONSENT

        We have read the prospectus supplement dated March 12, 2007 to an amended and restated prospectus dated November 27, 2006 with respect to the distribution of US$1,100,000,000 of 5.70% Notes and US$1,100,000,000 of 6.25% Notes of Canadian Natural Resources Limited ("CNRL"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors/shareholders on the following financial statements:

  •
  Our report dated February 21, 2006 on the consolidated balance sheets of CNRL as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005.

Chartered Accountants	(Signed) "PRICEWATERHOUSECOOPERS LLP"
Calgary, Alberta March 12, 2007

November 27, 2006

CANADIAN NATURAL RESOURCES LIMITED

Debt Securities

        Canadian Natural Resources Limited may offer for sale from time to time debt securities in the aggregate principal amount of up to US$3,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies. Subject to applicable securities laws, this short form prospectus, as amended and restated, (referred to hereafter as "prospectus") will remain effective until July 2, 2007.

        We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and many of our assets are located in Canada.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

ABOUT THIS PROSPECTUS

        In this prospectus, unless otherwise specified or the context otherwise indicates, references to "Canadian Natural", "us", "we" or "our" mean Canadian Natural Resources Limited and its subsidiaries, including its material operating subsidiaries and, where applicable, their respective interests in partnerships and other entities. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

        All financial information included and incorporated by reference in this prospectus is determined using generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        This prospectus replaces our base shelf prospectus dated May 8, 2003.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the shelf registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we file reports and furnish other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. The SEC also maintains an internet site that contains reports and other information about issuers like us, that file electronically with the SEC. The site address is www.sec.gov.

        Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the SEC and the ASC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the ASC under the Securities Act (Alberta):

  •
  our Annual Information Form dated March 29, 2006 and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 incorporated by reference in the Annual Information Form;

  •
  our Information Circular dated March 15, 2006 relating to the Annual Meeting of our Shareholders held on May 4, 2006, excluding those portions thereof which appear under the headings "Performance Graph", "Report on Executive Compensation by the Compensation Committee" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);

  •
  our audited comparative consolidated financial statements as at and for the year ended December 31, 2005, together with the auditors' report thereon;

  •
  our unaudited consolidated comparative financial statements for the three and nine month periods ended September 30, 2006 and accompanying management's discussion and analysis; and

  •
  our material change report dated September 22, 2006 respecting the acquisition of Anadarko Canada Corporation.

        Any documents of the type referred to in the preceding paragraph, or similar material, including an Annual Information Form filed by us, all material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to the date on which this base shelf prospectus ceases to be effective, being July 2, 2007, shall be deemed to be incorporated by reference into this prospectus. The documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

        A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of the debt securities covered by that prospectus supplement.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

        Upon a new Annual Information Form and related annual financial statements being filed with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, annual financial statements and the accompanying management's discussion and analysis and any interim financial statements and the accompanying management's discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        In addition, you may obtain a copy of the Annual Information Form and other information mentioned above by writing or calling us at the following address and telephone number:

  Canadian Natural Resources Limited
  2500, 855 - 2 Street S.W.
  Calgary, Alberta
  Canada    T2P 4J8
  (403) 517-6700

  Attention: Secretary

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward looking statements within the meaning of the United States Private Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

  •
  oil and natural gas reserve quantities and the discounted present value of future net cash flows from these reserves;

  •
  the amount and nature of our capital expenditures;

  •
  plans for drilling wells;

  •
  prices for oil and natural gas produced;

  •
  timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;

  •
  operating and other costs;

  •
  business strategies and plans of management;

  •
  anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions.

        Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

  •
  the impact of general economic and business conditions in Canada, the United States and internationally which will, among other things, impact demand for and market prices of our products;

  •
  industry conditions, including fluctuations in the price of crude oil and natural gas, royalties payable in respect of our crude oil and natural gas production, and changes in governmental regulation of the crude oil and natural gas industry, including environmental regulation;

  •
  the need to obtain required approvals from regulatory authorities;

  •
  the marketability of oil and natural gas, including the proximity to and capacity of oil and natural gas pipelines and processing equipment;

  •
  the success of exploration and development activities;

  •
  the timing and success of integrating the business and operations of acquired companies;

  •
  uncertainty of estimates of oil and natural gas reserves;

  •
  impact of competition, availability and cost of seismic, drilling and other equipment;

  •
  operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;

  •
  fluctuations in foreign exchange or interest rates and stock market volatility;

  •
  political instability and other risks of international operations;

  •
  uncertainties inherent in attracting capital;

  •
  risks of war, hostilities, civil insurrection and terrorist threats;

  •
  our ability to replace or expand reserves;

  •
  our ability to either generate sufficient cash flow to meet current future obligations or to obtain external debt or equity financing;

  •
  our ability to enter into or renew leases;

  •
  the timing and costs of pipeline and gas storage facility construction and expansion;

  •
  our ability to make capital investments and the amounts thereof;

  •
  imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us;

  •
  uncertainty in amounts and timing of royalty payments; and

  •
  imprecision in estimating product sales.

        Additional factors are described in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form dated March 29, 2006, which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.

DEFINITIONS

        In this prospectus and in any applicable prospectus supplement:

  •
  "Boe" means barrels of oil equivalent; and

  •
  "NGLs" means natural gas liquids.

        This prospectus contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CANADIAN NATURAL RESOURCES LIMITED

        We are a Canadian-based senior, independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil and natural gas. Our core areas of operations are in the Western Canadian Sedimentary Basin, the United Kingdom sector of the North Sea and Offshore West Africa. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8.

        Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "CNQ".

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our primary areas of operations in North America, the North Sea and Offshore West Africa, which may include financing our capital expenditure program and working capital requirements in those areas. We may also use the net proceeds for the repayment of indebtedness. Pending such use of any proceeds, we may invest funds in short-term marketable securities.

INTEREST COVERAGE

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

        The following coverage ratios are calculated on a consolidated basis for the twelve month periods ended September 30, 2006 and December 31, 2005. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus.

	September 30, 2006	December 31, 2005
Interest coverage on long-term debt (times): Net earnings(1)	17.6	8.3

Note:

(1)
Interest coverage on long-term debt on an earnings basis is equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

DESCRIPTION OF DEBT SECURITIES

        In this section, "we", "us", "our" or "Canadian Natural" refers only to Canadian Natural Resources Limited without its subsidiaries or interest in partnerships and other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus.

        The debt securities will be issued under a trust indenture (the "Indenture") dated July 24, 2001 between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified in its entirety by the reference to the Indenture. References in parentheses are to section numbers in the Indenture.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$3,000,000,000 or the equivalent. The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

  (a)
  the title of the debt securities of such series;

  (b)
  any limit on the aggregate principal amount of the debt securities of such series;

  (c)
  the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  (d)
  the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

  (e)
  if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

  (f)
  if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

  (g)
  whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

  (h)
  the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

  (i)
  each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

  (j)
  if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

  (k)
  any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

  (l)
  any applicable Canadian and U.S. federal income tax consequences;

  (m)
  whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

  (n)
  any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

  (o)
  any other terms of the debt securities of such series.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking and Other Indebtedness

        The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Registered Global Securities

        Unless otherwise indicated in a prospectus supplement, a series of debt securities will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

        We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

        If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in its sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series.

Debt Securities in Definitive Form

        If indicated in an applicable prospectus supplement, the debt securities may be issued in definitive form without coupons. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on debt securities in definitive form will be made at the office or agency of the Trustee at One Liberty Plaza, New York, New York 10006, except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

        The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

        The term "Capital Lease Obligation" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

        The term "Consolidated Net Tangible Assets" means the total amount of assets on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

  (a)
  all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  (b)
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (and for greater certainty does not include deferred foreign exchange gains or losses on long-term monetary items); and

  (c)
  appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent quarterly balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

        The term "Current Assets" means current assets as determined in accordance with GAAP.

        The term "Financial Instrument Obligations" means obligations arising under:

  (a)
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  (b)
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  (c)
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

        The term "Indebtedness" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

        The term "Permitted Encumbrances" means any of the following:

  (a)
  any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

  (b)
  any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

  (c)
  (i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

  (d)
  any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

  (e)
  any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

  (f)
  any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

  (g)
  any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

  (h)
  any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

  (i)
  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

  (j)
  any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

  (k)
  any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

  (l)
  any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

  (m)
  any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

        The term "Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        The term "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

        The term "Sale and Leaseback Transaction" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

        The term "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

        The term "Shareholders' Equity" means, with respect to any Person, at any date, the aggregate of the Dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person's most recent annual consolidated balance sheet.

        The term "Significant Subsidiary" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

        The term "Subsidiary" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

        The term "Voting Shares" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        The occurrence of any of the following events with respect to the debt securities of any series will constitute an "Event of Default" with respect to the debt securities of that series:

  (a)
  default by Canadian Natural in payment of all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

  (b)
  default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

  (c)
  default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

  (d)
  default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

  (e)
  default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

  (f)
  certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

  (g)
  the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

  (h)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand.

        Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series.

        The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

        The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series.

Consolidation, Merger, Amalgamation and Sale of Assets

        Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian

Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  (a)
  with which Canadian Natural does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  (b)
  which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

  (c)
  which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        Canadian Natural will also:

  (a)
  make such withholding or deduction; and

  (b)
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Canadian Natural.

        Canadian Natural will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

  (a)
  any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

  (b)
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  (c)
  any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Canadian Taxes on such Holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

        The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities.

        The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to the Indenture, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture.

        Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

        The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Canadian Natural's other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada).

        In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series and the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default. However, Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee (i) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F or Form 40-F as applicable (or any successor form) and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX Inc., whether nor not we have any or our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Payment and Paying Agents

        Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest.

        Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

        We have designated CT Corporation System, 111-8th Avenue, 13th Floor, New York, New York 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and Canadian Natural has irrevocably submitted to the jurisdiction of such courts.

Governing Law

        The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Parlee McLaws LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to enforceability of the Indenture and the debt securities that is not impeachable as void or voidable or otherwise effective under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the debt securities), (ii) the judgment debtor was properly served in connection with any action leading to such judgment, (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and enforcement thereof will not be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada), (iv) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including any other rule of law, whether equitable, legal or statutory, bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws in the Province of Alberta, (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta, (vi) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada) and (vii) the action to enforce such judgment is commenced within the appropriate limitation periods, except that any court in the Province of Alberta may only give judgment in Canadian dollars. We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

        Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the prospectus supplement before purchasing the debt securities in this offering.

A substantial or extended decline in oil and gas prices could have a material adverse effect on us.

        Our financial condition will be substantially dependent on, and highly sensitive to, the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on our operations and financial condition and the value and amount of our reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond our control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, the condition of the Canadian, United States and Asian economies, government regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by us will be affected primarily in North America by supply and demand, weather conditions and prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil or natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or resulting unutilized long-term transportation commitments, all of which could have a material adverse effect on our revenues, profitability and cash flows.

        We conduct an annual assessment of the carrying value of our assets in accordance with Canadian generally accepted accounting principles. If oil and natural gas prices decline, the carrying value of our assets could be subject to downward revisions, and our earnings could be adversely affected.

        Approximately 27 percent of our 2005 production on a Boe basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. Future differentials are uncertain and any increase in the heavy oil differentials could have a material adverse effect on our business.

Our business is subject to environmental legislation in all jurisdictions in which we operate and any changes in such legislation could negatively affect our results of operations.

        All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United States, United Kingdom, European Union and other federal, provincial, state and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

        Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties. The costs of complying with environmental legislation in the future may have a material adverse effect on our financial condition or results of operations.

        We anticipate that changes in environmental legislation may require, among other things, reductions in emissions to the air from our operations which may result in increased capital expenditures. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

If we fail to acquire or find additional reserves, our reserves and production will decline materially from current levels.

        Our future oil and natural gas reserves and production, and therefore our cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without additions to our reserves through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent our cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired. In addition, we may be unable to find and develop or acquire additional reserves to replace our oil and natural gas production at acceptable costs.

We operate in a highly competitive industry.

        The energy industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the construction and operation of crude oil and natural gas pipelines and facilities, the acquisition of oil and natural gas interests and the transportation and marketing of crude oil, natural gas, natural gas liquids and electricity. We will compete not only among participants in the energy industry, but also between petroleum products and other energy sources. Our competitors will include integrated oil and natural gas companies and numerous other senior oil and natural gas companies, some of which may have greater financial and other resources than us.

We are subject to a number of business risks that could affect our results of operations.

        Other business risks include operational risks, the cost of capital available to fund exploration and development programs, regulatory issues and taxation and the requirements of new environmental laws and regulations. Exploring for, producing and transporting petroleum substances involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow-outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage and interruption of operations. Our liability, property and business interruption insurance may not provide adequate coverage in certain unforeseen circumstances.

Our ownership interests in foreign oil and natural gas properties involve a number of risks and could adversely affect our results of operations.

        Our foreign investments involve risks typically associated with investments in developing countries such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in the United States or Canada.

        Our private ownership of oil and natural gas properties in Canada differs distinctly from our ownership interests in foreign oil and natural gas properties. In some foreign countries in which we do and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations outside of Canada may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of oil and natural gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different than such changes would affect estimates for Canadian properties. Agreements covering foreign oil and natural gas operations also frequently contain provisions obligating us to spend specified amounts on exploration and development or to perform certain operations, or forfeit all or a portion of the acreage subject to the contract.

Our oil and natural gas reserve data and future net revenue estimates are uncertain.

        There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve information set forth and incorporated by reference in this prospectus is our estimate. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

        Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

The debt securities will be structurally subordinated to any indebtedness of our subsidiaries.

        We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in one or more corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of Debt Securities — Ranking and Other Indebtedness".

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

        The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

        If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

        We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, the validity of the debt securities will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

        We are advised that, as of the date hereof, the partners and associates of Parlee McLaws LLP beneficially own, directly or indirectly, less than one percent of our outstanding securities and none of our securities or our property are to be received by such persons.

EXPERTS

        Our consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005 have been incorporated by reference in this prospectus in reliance on the report dated February 21, 2006 of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

        Sproule Associates Limited, RyderScott Company and GLJ Petroleum Consultants Ltd., independent reserves evaluators, have evaluated our reserves in reports dated February 7, 2006, March 3, 2006 and February 14, 2006 respectively, as more particularly described in our Annual Information Form, incorporated by reference herein. The statements as to our reserves, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Ryder Scott Company and GLJ Petroleum Consultants Ltd.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than 1% of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, RyderScott Company or GLJ Petroleum Consultants Ltd. or by "designated professionals", being any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

  •
  the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus to the extent not previously filed with the SEC;

  •
  the consents of our accountants PricewaterhouseCoopers LLP;

  •
  the consent of our counsel Parlee McLaws LLP;

  •
  the consent of our independent petroleum consultants Sproule Associates Limited;

  •
  the consent of our independent petroleum consultants Ryder Scott Company;

  •
  the consent of our independent petroleum consultants Gilbert Laustsen Jung Associates Ltd.;

  •
  powers of attorney from directors and officers of Canadian Natural;

  •
  the indenture relating to the debt securities; and

  •
  statement of eligibility of the Trustee on Form T-1.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

        We have read the amended and restated base shelf prospectus of Canadian Natural Resources Limited (the "Company") dated November 27, 2006 relating to the issue and sale of up to US$3,000,000,000 of Debt Securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Canadian Natural Resources Limited on the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 21, 2006.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
November 27, 2006

CANADIAN NATURAL RESOURCES LIMITED

US$1,100,000,000 5.70% Notes due 2017
US$1,100,000,000 6.25% Notes due 2038

PROSPECTUS SUPPLEMENT
March 12, 2007

Joint Book-Running Managers

Citigroup
(Global Coordinator)
Banc of America Securities LLC
Deutsche Bank Securities
JPMorgan

RBC Capital Markets
(Lead Manager)

BMO Capital Markets	CIBC World Markets	Scotia Capital
BNP PARIBAS	Lazard Capital Markets
Daiwa Securities America Inc.	Mizuho International plc	SOCIETE GENERALE

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS
EXCHANGE RATE DATA
FORWARD LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
CANADIAN NATURAL RESOURCES LIMITED
RECENT DEVELOPMENTS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
CREDIT RATINGS
PRO FORMA INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX INFORMATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
AUDITORS' CONSENT
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD LOOKING STATEMENTS
DEFINITIONS
CANADIAN NATURAL RESOURCES LIMITED
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF DEBT SECURITIES
CERTAIN INCOME TAX CONSIDERATIONS
RISK FACTORS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
CONSENT OF PRICEWATERHOUSECOOPERS LLP